FORM 4
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                  _________

              [X] STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
      PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            OR SECTION 30(f) of the INVESTMENT COMPANY ACT OF 1940



                     Name and Address of Reporting Person*
                     ------------------------------------
                             William H. Lawson
                             400 East Spring Street
                             Bluffton, IN  46714

                   Issuer Name and Ticker or Trading Symbol
                   ----------------------------------------
                     Franklin Electric Co., Inc.  (FELE)


       IRS or Social Security Number of Reporting Person (Voluntary)
       -------------------------------------------------------------



                           Statement for Month/Year
                           ------------------------
                                   02/03/03


                 If Amendment, Date of Original (Month/Year)
                 ------------------------------------------



               Relationship of Reporting Person(s) to Issuer
                          (Check all Applicable)
                           --------------------
      X     Director                                 10% Owner
    -----                                     -----

      x     Officer (Give Title Below)               Other (Specify Below)
    -----                                     -----

                       Individual or Joint/Group Filing
                           (Check Applicable Line)
                            ---------------------
      x    Filed by One Reporting Person
    -----
           Filed by More Than One Reporting Person
    -----

Table I  Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------
   1               2              3                4                   5               6             7
Title of       Transaction    Transaction      Securities           Amount of      Ownership:     Nature of
Security       Date           Code             Acquired (A)         Securities     Direct (D)     Indirect
(Instr 3)      (M/D/Y)        (Instr 8)        or Disposed Of(D)    Benficially      or           Beneficial
                                               (Instr 3,4,5)        Owned at       Indirect (I)   Ownership
                                                                    End of Month   (Instr 4)      (Instr 4)
                                                                    (Instr 3 & 4)
                              Code    V     Amount  A or D  Price
-----------------------------------------------------------------------------------------------------------
Common Stock                                                        416            I              401(k)<F1>
Common Stock                                                        4355           I              ESOP<F2>
C. Stock<F3>   01/30/03       F             76588   D       51.58
C. Stock<F3>   01/30/03       M             120000  A       15.50
C. Stock<F3>   01/30/03       M             8000    A       39.275
Common Stock   01/30/03       G             4847    D       51.58
C. Stock<F4>   01/30/03       S             150000  D       51.08   68565          D
Common Stock                                                        68000          I             By part<F5>

-----------------------------------------------------------------------------------------------------------

Table II  Derivative Securities Acquired, Disposed Of, or Beneficially Owned
(Puts, Calls, Warrants, Options, Convertible Securities)
---------------------------------------------------------------------------------------------------------------------------------
  1        2          3        4          5               6                7              8        9        10          11
Title    Conver-    Trans-   Trans-     Number           Date            Title &        Price    Number    Own-      Nature
of       sion or    action   action     of Deri-         Exer-           Amount of      of       of Der-   ership:   of Indirect
Deriv-   Exercise   Date     Code       vative           cisable         Under-         Deriv-   ivative   Direct    Beneficial
ative    Price of   (M/D/Y)  (Ins 8)    Securi-          & Expir-        lying          ative    Securi-   (D) or    Ownership
Secur-   Deriva-                        ties             ation           Securities     Secur-   ties      In-        (Inst 4)
ity      tive                           Acquired         Date            (Instr 3 & 4)  ity      Owned at  direct
(Ins 3)  Security                       (A) or           (M/D/Y)                        (Ins 5)  End of    (I)
                                        Disposed of                                              Month     (Ins 4)
                                        (D)                                                      (Ins 4)
                                        (Ins 3,4,5)
                                                                                 Num
                                                      Date     Expir             of
                             Code  V    (A)    (D)    Exer     Date      Title   Shrs
----------------------------------------------------------------------------------------------------------------------------------
Option(right to buy)<F3>
         15.50      01/30/03 M                 120000          07/14/05  C.Stock 120000 15.50
Option(right to buy)<F3>
         39.275     01/30/03 M                 8000            12/13/11  C.Stock 8000   39.275
Option(right to buy)<F6>
         39.275     12/13/02 J                 32000           12/13/11  C.Stock 32000  39.275   0


----------------------------------------------------------------------------------------------------------------------------------



NOTES
-----

<F1> Holdings within the Franklin Electric Directed Investment Salary Plan
     ("401k Plan") Trust. The information reported herein is based on a plan statement reporting December 30, 2002 holdings under the 401k Plan.
<F2> Allocation of shares under the Franklin Electric Co., Inc. Employee Stock
     Ownership Plan Trust ("ESOP"). The information reported herein was provided by the trustee for holdings as of December 30, 2002.
<F3> On January 30, 2003, in accordance with terms of the 1996 Stock Option
     Plan, Mr. Lawson delivered to the Company 76,588 previously held shares for the exercise price and withholdings required upon the exercise of options for 128,000 shares (120,000 shares at $15.50 and 8,000 shares at $39.275).
<F4> On January 30, 2003, Mr. Lawson disposed of 150,000 shares in a private sale to the Company.
<F5> The nature of Mr. Lawson's beneficial ownership includes 68,000 shares held by Lawson Investments Limited Partnership, a limited partnership of which the reporting person is the sole shareholder of the sole general partner and of which the reporting person and two children are the sole limited partners.
<F6> Forfeiture of unvested stock options previously granted under the
     Franklin Electric Co., Inc. 1996 Employee Stock Option Plan.
























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